EXHIBIT 99.1

Codere Online Announces Changes in the Composition of its Board

Madrid, Spain and Tel Aviv, Israel, October 21, 2022 – (GLOBE NEWSWIRE) Codere Online (Nasdaq: CDRO / CDROW), a leading online gaming operator in Spain and Latin America (the “Company”), today announced that Alejandro Rodino, who has served in its Board of Directors since the consummation of the business combination between Codere Online1 and DD32 on November 30, 2022, has resigned as Director of the Company and been replaced by Borja Fernández.

Mr. Rodino was one of four Directors appointed by Codere Newco S.A. and in which he recently increased his responsibilities after becoming Co-CEO of Codere Group. In its Board of Directors meeting held yesterday, Codere Online acknowledged Mr. Rodino’s resignation as member of the Board and non-voting observer of its Audit Committee.

Following Mr. Rodino’s resignation, the Board appointed Borja Fernández as Director, pending his formal appointment by shareholders at the next general shareholder meeting.

Mr. Fernández brings more than 17 years of experience as Director in multiple boards and across different sectors as well as over 24 years of private equity, structured finance, capital markets (equity and debt) and corporate CFO experience.

He currently serves as Managing Partner for Ahorro Corporación Financiera in Madrid, where he leads their Private Equity and Corporate Investment Banking (CIB) practices. Mr. Fernández holds a BA in Business Administration from Universidad Autónoma de Madrid, has attended executive development programs from INSEAD and IE Business School and speaks four languages.

The Company would like to thank Mr. Rodino for his service and valuable contribution during these months and welcomes Mr. Fernández to its Board of Directors.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group
Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codere.com
(+34)-628-928-152

1 Codere Online refers to Codere Online Luxembourg, S.A. and its subsidiaries.
2 DD3 refers to DD3 Acquisition Corp. II.